Exhibit 99.1

Bragg’s ORYX Gaming Grows UK iGaming Presence following Launch with Casumo

Furthers momentum in largest global regulated iGaming market

Toronto, April 11, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), announced today that it has taken its content live in the UK, the world’s largest regulated online gaming market, with the innovative, award-winning and mobile-first online gaming group, Casumo.

An initial selection of games from ORYX’s exclusive content portfolio has gone live with the leading casino operator, with additional titles, including from Atomic Slot Lab powered by Bragg, set to be rolled-out on a regular basis.

Founded in 2012, Casumo is an online casino with over 2,000 games. The UK launch is an extension of an existing partnership between the two parties that saw ORYX launch its content with Casumo’s Spanish-facing brand last year.

The go-live with Casumo is ORYX’s fourth in the UK in as many months and is testament to the player appeal of its content in the country which is home to the largest regulated global iGaming market.

Chris Looney, Chief Commercial Officer at Bragg, said: “We continue to consistently grow our presence in the UK where our games have quickly become fan favourites following our debut in this market in January.

“Extending and strengthening our relationship with Casumo to now include the UK is a great achievement for us as the Casumo brand is trusted across a wide local customer base that we will now be able to introduce our games to.”

Josefine Hellström, Head of Casino at Casumo, said: “We are excited to further expand our partnership with Oryx into new territories and finally be able to offer our UK players the thrill of Oryx content distribution. Oryx has a fantastic content library with games that offer great entertainment to our players by adding unique features, themes and mechanics to our portfolio.”

About Casumo

Award winning online casino, Casumo, is one of the most distinctive and innovative online casino and sports betting operators in Europe. Founded in Sweden in 2012, its mission has always been to design, improve, reinvent, and shape the future of online gaming.

The Casumo Group has a selection of online casinos including flagship brand Casumo, Dunder and Kazoom, and a sportsbook, Casumo Sports.

Casumo holds licences in Malta, the United Kingdom, Sweden, Denmark and Spain, delivering innovative online gaming products in a safe and secure environment. Its operations are located in Malta, Barcelona and Gibraltar.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games